(Translation)


To Whom It May Concern:

                                                                  August 1, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

             Notice Concerning Determination of Terms of Issuance of
                     Stock Option (Stock Acquisition Rights)

We hereby announce that today, the following terms and conditions which were not determined at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on June 23, 2005 (at which the issuance of stock acquisition rights ("Stock Acquisition Rights") for the purpose of granting stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code was decided), were determined as set forth below.

1.  Date of Issuance of Stock Acquisition Rights                                August 1, 2005

2.  Amount to be Paid upon Exercise of Stock Acquisition Rights                 JPY 4,377 per share

3.  Aggregate  Amount of Issue Price of the Shares to be Issued                 JPY 9,209,208,000
    upon the Exercise of the Stock Acquisition Rights

4.  Portion of Issue  Price of the Share to be Issued  upon the                 JPY 2,188 per share
    Exercise  of  the  Stock  Acquisition   Rights  not  to  be
    Transferred to Capital

[Reference]

     (1) Date on which the Board of Directors resolved to propose the issue of Stock Acquisition Rights to the Ordinary General Shareholders' Meeting

          May 10, 2005

     (2) Date on which the issue of Stock Acquisition Rights was adopted by the Ordinary General Shareholders' Meeting

          June 23, 2005

                                     # # #


    Contact: TMC, Public Affairs at  (03) 3817-9111~6 (Tokyo Head Office)
                                     (0565) 23-1520~4 (Head Office)
                                     (052) 952-3461~3 (Nagoya)